UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (Amendment No.________)


                               SeaLife Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81213Y 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert A. McCaslin
                         5601 W. Slauson Ave., Suite 283
                          Culver City, California 90203
                                 (310) 338-9757
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]



                         (Continued on following pages)

CUSIP NO. 81213Y 10 8             SCHEDULE 13D                       PAGE 2 OF 5
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert McCaslin
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -4,366,641- (See Response to Item 5).

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Response to Item 5).
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -4,366,641- (See Response to Item 5).

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Response to Item 5).

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -4,366,641- (See Response to Item 5).
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7% (See Response to Item 5).
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

This Schedule 13D is being filed to amend and restate in its entirety the information contained in that certain Schedule 13G of Robert A. McCaslin filed with the Securities and Exchange Commission on September 10, 2003.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of SeaLife Corporation, a Delaware corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 5601 West Slauson, Culver City, California

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is hereby filed by Robert A. McCaslin (the "Reporting Person"), an individual. The Reporting Person is the President and Chief
Executive Officer of the Issuer. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration for the initial acquisition of 3,000,000 shares of the Common Stock of the Issuer reported hereon was all of the shares of the common stock of SeaLife Corp., a privately-held Nevada corporation ("Sealife Nevada"), then held by the Reporting Person, pursuant to that certain Exchange Agreement (the "Exchange Agreement") with the Issuer, effective as of December 20, 2002. Pursuant to the Exchange Agreement, the Issuer issued 6,805,364 shares of Common Stock to the former stockholders of SeaLife Nevada, including the Reporting Person, in exchange for all outstanding shares of SeaLife Nevada's common stock held by such stockholders.

         The consideration for the acquisition of 300,000 shares of the Common Stock of the Issuer reported hereon was the conversion of compensation owed into shares of the Common Stock of the Issuer in October 2003.

         The consideration for the acquisition of 506,044 shares of Common Stock of the Issuer reported hereon (less 140,000 shares sold pursuant to the Issuer's Registration Statement on Form S-8, filed October 18, 2003 (File No. 333-109808)) was the provision of services to the Issuer from October 2003 through April 2004. In lieu of cash compensation, the Reporting Person elected to receive compensation for his services as President and Chief Executive Officer of the Issuer in shares of the Common Stock of the Issuer.

         The consideration for the acquisition of 622,125 shares of Common Stock of the Issuer reported hereon was the provision of services to the Issuer from May 2004 through September 2004. In lieu of cash compensation, the Reporting Person elected to receive compensation for his services as President and Chief Executive Officer of the Issuer in shares of the Common Stock of the Issuer.

         The consideration for the acquisition of 78,472 shares of Common Stock of the Issuer reported hereon was the provision of services to the Issuer from May 2004 through September 2004. In lieu of cash compensation, the Reporting Person elected to receive compensation for his services as President and Chief Executive Officer of the Issuer in shares of the Common Stock of the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         In December 2002, pursuant to the Exchange Agreement, the Issuer issued 6,805,364 shares of Common Stock to the former stockholders of SeaLife Nevada, including the Reporting Person, in exchange for all outstanding shares of Sealife Nevada's common stock held by such stockholders.

         In addition, the Issuer issued an aggregate of 1,506,601 shares of Common Stock to the Reporting Person in lieu of cash compensation or repayment of advances in October 2003, January 2004, March 2004 and September 2005.

         The Reporting Person acquired his shares of Common Stock of the Issuer for investment purposes. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person is party to an employment agreement with the Issuer and it is anticipated that the Reporting Person may in the future accept shares of Common Stock in lieu of cash compensation due from time to time going forward.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns of 4,366,641 shares of the Company's Common Stock, or approximately 17.7% of the Company's Common Stock based on a total of 24,638,139 shares of the Company's Common Stock outstanding as of November 18, 2005.

         (b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 4,366,641 shares of the Company's Common Stock.

         (c) Person has not engaged in any transactions in the Company's Common Stock during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In January, 2004, the Issuer entered into an employment agreement with the Reporting Person, pursuant to which the Reporting Person was appointed the President and Chief Executive Officer of the Issuer, and entered into an amendment to such employment agreement in June 2004. Under his employment agreement, the Reporting Person is entitled to an initial salary of $200,000 per year, and may be awarded an annual bonus, in the sole discretion of the Issuer. The Reporting Person's compensation is reviewed annually by the Board of Directors of the Issuer at the beginning of each fiscal year. The term of the Reporting Person's employment is six years, however, under California law, the Issuer and the Reporting Person may terminate the Reporting Person's employment agreement at any time for any legal reason. Upon termination for reasons other than cause, the Reporting Person may be entitled to severance payments of up to eighteen (18) months of his then existing base salary in the event the Reporting Person is terminated as a result of a permanent disability, and severance payments of up to six (6) months in the event the Reporting Person is terminated for failure to fulfill job functions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

N/A

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    November 18, 2005



                                                  /s/ Robert McCaslin
                                                  -----------------------------
                                                  Robert McCaslin